Exhibit 99.3

- 1 - NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS To the shareholders of Nouveau Monde Graphite Inc.: NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of holders of common shares (the “Common Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) will be held by way of live webcast at https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg, on Tuesday, June 29, 2021 at 10 a.m. (Eastern Time), for the following purposes: 1. to receive the annual financial statements of the Corporation for the fiscal year ended December 31, 2020 and the independent auditor’s report thereon; 2. to elect each of the directors for the ensuing year; 3. to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set the auditor’s compensation; 4. to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “A” of the enclosed management proxy circular (the “Circular”)) concerning the ratification and confirmation of the stock option plan of the Corporation, the whole as described in the Circular; and 5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof. The Circular and proxy form for the Meeting are attached to this notice. Montréal, Québec, May 20, 2021 By order of the Board of Directors, (s) David Torralbo David Torralbo Chief Legal Officer and Corporate Secretary In order to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders arising from the ongoing public health concerns related to the coronavirus pandemic (“COVID- 19”), and to comply with health and safety measures imposed by the federal and provincial governments, we are inviting shareholders to attend the meeting via live webcast. Participants are asked to register in advance of the Meeting and in any event prior to 10 a.m. (Eastern Time) on June 29, 2021. Participants will first need to register their email address to a Zoom account at: https://zoom.us/webinar/register/WN_G- s1ul1aSR-f-lmbg5HmLg. Participants will then receive an activation email at the email address they registered. Participants must activate their account to register to the conference. Note that participants with a Zoom account do not need to register their email. Participants with a Zoom account can then attend the conference using the following URL: https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg. Participants will be asked to enter their name, country and email address and will then receive the URL for the Meeting. A confirmation email with the URL and a phone number to join the Meeting will be sent to the participant's registered email address. Shareholders will have an equal opportunity to participate at the meeting through this method regardless of their geographic location. As always, we encourage shareholders to vote their Common Shares prior to the Meeting. Shareholders of the Corporation whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the enclosed proxy form or voting instruction form. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern

- 2 - Time) on Friday, June 25, 2021 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment (i) by mail at AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-368-2502 or by toll-free number in Canada and the United States 1-866-781-3111; (iii) by calling the toll-free number in Canada and the United States 1-888-489- 7352; (iv) by casting your vote online to the following website: www.astvotemyproxy.com; (v) by scanning and sending it by email to proxyvote@astfinancial.com; or (vi) by scanning the QR code indicated on the proxy form with their smartphones. If you are not a registered shareholder but you are a beneficial owner, please follow the instructions contained in the Circular. Notice and Access The Corporation is utilizing the notice and access mechanism (the “Notice and Access Provisions”) under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer and Regulation 51-102 respecting Continuous Disclosure Obligations, for distribution of proxy-related materials to registered and beneficial shareholders. The Notice and Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials (including management information circulars) via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders. Shareholders will still receive a notice of meeting and a form of proxy. Shareholders with question about the Notice and Access Provisions can contact AST Trust Company (Canada) toll free at 1-888-433-6443 or by email at fulfilment@astfinancial.com. Shareholders may choose to receive a paper copy of the Circular by contacting AST Trust Company (Canada) toll free at 1-888-433- 6443 or by email at fulfilment@astfinancial.com. Electronic copies of the notice of the annual general and special meeting, the Circular and proxy form may be found on the Corporation’s SEDAR profile at www.sedar.com, the Corporation’s website at https://nouveaumonde.group/ and www.meetingdocuments.com/ASTCA/NOU as of May 28, 2021. The Corporation will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Circular to certain shareholders with the notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice and Access Provisions, which will not include a paper copy of the Circular. Please review the Circular carefully and in full prior to voting as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular is available under the Corporation’s profile on SEDAR at www.sedar.com. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a voting instruction form or proxy form prior to the deadline, it is strongly suggested that a shareholder ensure their request is received no later than on June 16, 2021.